February 4, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kevin W. Vaughn, Accounting Branch Chief

RE:

Central Valley Community Bancorp (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 19, 2009

Form 10-K/A for Central Valley Community Bancorp Escrow Fund for the Transition Period from November 13, 2008 to December 31, 2008

Filed March 31, 2008

Form 10-Q for the Period Ended September 30, 2009

Filed November 13, 2009

File No. 000-31977

Ladies and Gentlemen:

This letter is in response to your letter dated January 20, 2010 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our Annual Reports on Forms 10-K and 10-K/A filed on March 19, 2009 and March 31, 2009, respectively, and on our Quarterly Report on Form 10-Q filed on November 13, 2009.  Our responses to the specific comments are set forth below. For convenience, the comments from the Letter are stated in italics prior to our responses.  Please note that with respect to material requested in response to Question 6(d) of the Letter, we are making a simultaneous request for confidential treatment and provide the requested information separately.

Form 10-K for the year ended December 31, 2008

Item 7. Management’s Discussion and Analysis — Financial Condition

Non-Performing Assets, page 43

1.              You disclose on page 43 that approximately 63.3% of your loan portfolio consists of loans that are collateralized by real estate.  Further on page 44 you disclose that you measure impaired loans by using the fair value of collateral if the loan is collateral dependent.  Please revise future interim and annual filings to address the following items.  Please provide us with your proposed disclosures.

a.              To the extent you use external appraisals to fair value the underlying collateral for impaired loans, how and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provisions(s) and charge-offs.

b.              The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off.  In this regard, tell us if there have been any significant time lapses during this process.

c.               Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented.  If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

d.              If you don’t use external appraisals to fair value the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

Response:

The Company will revise its future filings with the Commission to include the following disclosure in the Non-Performing Assets section of Management’s Discussion and Analysis — Financial Condition:

We measure our impaired loans by using the fair value of the collateral if the loan is collateral dependent and the present value of the expected future cash flows discounted at the loan’s effective interest rate if the loan is not collateral dependent.  For collateral dependent loans secured by real estate, we obtain external appraisals which are updated at least annually to determine the fair value of the collateral, and we record an immediate charge off for the difference between the book value of the loan and the appraised value of collateral.  We perform quarterly internal reviews on substandard loans.  We place loans on non-accrual status and classify them as impaired when a reasonable doubt exists as to the collectability of interest and principal under the original contractual terms, or when loans are delinquent 90 days or more unless the loan is both well secured and in the process of collection.  Management maintains certain loans that have been brought current by the borrower (less than 30 days delinquent) on non-accrual status until such time as management has determined that the loans are likely to remain current in future periods.

The Company has not charged off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented.  Also, the Company has not used methods other than external appraisals to fair value the underlying collateral for impaired loans.

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 56

2.              We were unable to locate the signature of your independent registered accounting firm on their audit opinion.  We did note, however, that you provided a signed consent from your auditors as an exhibit.  Please revise future filings to properly evidence the signature(s) of the independent public accounting firm that issued its report on the consolidated financial statements.  Please refer to Rule 302 of Regulation S-T.

Response:

The signature of our independent registered accounting firm on their audit opinion was inadvertently omitted and will be appropriately included in all future filings with the Commission.

Note 19. Subsequent Event, page 103

3.              Please tell us and revise your future filings to more clearly discuss the following regarding your issuance of preferred stock and warrants to the U.S. Treasury:

a.              We note that you used the Black-Scholes-Merton model to determine the relative fair value of the Warrant.  Please identify the assumptions used in this calculation.

b.              Further, please clearly identify the methodology and assumptions used to calculate the relative fair value of the preferred stock.  As part of this disclosure, please quantify the discount rate used to value the preferred stock.

c.               Clearly identify the amounts you allocated to the preferred stock and the warrant based on their relative fair valued, respectively, and how you computed the amount of the discount on the preferred.

Response:

The Company allocated the proceeds received from the U.S. Treasury between the Series A Preferred Stock and the Warrant issued based on the estimated relative fair values of each.  The fair value of the Series A Preferred Stock was determined using a net present value calculation for preferred stock.  The fair value of the Warrant was estimated based on a Black-Scholes-Merton model.  The recorded investment in Series A Preferred Stock was $6,540,000 and the fair value allocated to the Warrant was $460,000.  The discount recorded on the Series A Preferred Stock is equal to the fair value of the imbedded Warrant and will be amortized using the level-yield method over five years.

The following table identifies the amount of the proceeds allocated to the Series A Preferred Stock and the Warrant based on their relative fair values.

	Series A Preferred Stock	Warrant	Total Fair Value
Fair value per share	$713.00	$2.22
Number of shares	7,000	158,133
Fair Value	$4,991,000	$351,055	$5,432,055
Percent of total fair value	93.43%	6.57%
Allocation of $7,000,000 proceeds based on percent of total fair value	$6,540,000	$460,000

The Company calculated the fair value of the Series A Preferred Stock using a net present value calculation for preferred stock with a five year call option, with an annual dividend rate of 5.0% and a 7.0% discount rate.  Management determined the discount rate of 7.0% was appropriate based on the Company’s risk profile.

The Company based the fair value of the Warrant granted using a Black-Scholes-Merton pricing model that uses assumptions based on estimated expected life, expected stock volatility and a discount rate based on a risk-free interest rate.  Stock volatility is based on the historical volatility of the Company’s stock.  The risk-free rate is based on the U. S. Treasury yield curve for the periods within the contractual life of the Warrant in effect at the time of grant.  The fair value of the Warrant was estimated on the date of grant using: i) dividend yield of 0.10%; ii) expected volatility of 32.13%; iii) 1.52% risk-free interest rate; and iv) expected term of six and one half years.

Form 10-K/A for the transition period from November 13, 2008 to December 31, 2008 filed on March 31, 2009

4.              Please tell us how you determined it was appropriate and necessary to file information related to the Central Valley Community Bancorp Escrow Fund on a Form 10-K/A.  Please reference the specific filing rule or regulation you used to support your decision.  In your response, please address how you determined it was appropriate to file this Form 10-K/A under the same file number registered to Central Valley Community Bancorp.

Response:

In connection with the registration statement No. 333-152151 on Form S-4 (“Registration Statement”) relating to the merger of the Company and Service 1st Bancorp (“Service 1st”), the Company made disclosures relating to an escrow fund (the “Escrow Fund”) that was created for the benefit of former shareholders of Service 1st.  The Escrow Fund was created to address the uncertain economic consequences of a litigation issue that arose after the merger of the Company and Service 1st had been negotiated and approved by the boards of both companies.

The Company and SEC Staff conducted discussions and correspondence respecting the precedents for dealing with the Escrow Fund under the Securities Act of 1933.  Immediately prior to the declaration of effectiveness of the registration statement, the Company made the following undertaking to the SEC:

For each former shareholder of Service 1st who receives merger consideration in the merger (“Former Shareholders”), including the right to receive the balance, if any, in the Escrow Fund upon the termination of the Escrow Fund, the Company will:

(1)                      include in the Company’s annual reports filed with the Commission under cover of Form 10-K a report at the end of each year, disclosure showing the assets and liabilities of the Escrow Fund at the end of each calendar year and the receipts and disbursements of the Escrow Fund for the period (the “fund reporting”). The fund reporting will also describe the changes in the Escrow Fund’s assets during the reporting period and the actions taken by the Escrow Agent during the period with respect to the Escrow Fund. The financial statements contained in the fund reporting will be prepared in accordance with generally accepted accounting principles; however, it is not contemplated that the financial statements will be audited by independent public accountants;

(2)                      file with the Commission a report under cover of Form 8-K whenever a material event relating to the Escrow Fund’s assets has occurred; and

(3)                      mail a copy of each such report to the Former Shareholders at their addresses as shown in the Company’s records at the time such report on Form 10-K or Form 8-K is filed with the Commission.

The Company acknowledges that the fund reporting, including the financial reporting component of the fund reporting, will be covered by the CEO and CFO certifications contained in the report on Form 10-K.

A copy of the correspondence including that undertaking is available on the SEC EDGAR website at the following location: http://www.sec.gov/Archives/edgar/data/1127371/000110465908057334/filename1.htm.

Because the EDGAR system prevented the Company from making a separate filing on Form 10-K for the Escrow Fund, the Company used the file number registered to the Company and filed the Escrow Fund report on Form 10-K as an amendment to the Company’s filings in order to meet the obligations under this undertaking.

Pursuant to additional discussions with SEC Staff since the date of the Letter, the Company hereby amends the earlier undertaking so that the annual “fund reporting” will henceforth be disclosed pursuant to Item 8.01 of Form 8-K, and shall consist of such information as the Company determines to be material to the Former Shareholders.  The Company will continue to file with the Commission a report under cover of Form 8-K whenever a material event relating to the Escrow Fund’s assets has occurred, and mail a copy of each such report to the Former Shareholders at their addresses as shown in the Company’s records at the time such report on Form 8-K is filed.

Form 10-Q for the period ended September 30, 2009

Item 1. Financial Statements

Note 4. Investments, page 10

5.              We note you adopted FSP FAS 115-2 effective January 1, 2009.  We also note your disclosure on page 11 that states you have the “ability and intent to hold” your underwater debt securities until market recovery or maturity.  Please revise future interim and annual filings to assert that you do not intend to sell and it is more likely than not that you will [not] be required to sell underwater debt securities, as required by ASC 320-10-50.

Response:

The Company will include the following disclosure in its future filings with the Commission:

Management does not intend to sell, and it is more likely than not that it will not be required to sell underwater debt securities until recovery of fair value, which may be maturity, and believes it will be able to collect all amounts due according to the contractual terms for all of the underlying investment securities.

6.              We note a majority of your unrealized losses greater than 12 months on available-for-sale securities and held-to-maturity securities related to “other securities” and “other debt securities,” respectively.  We also note your disclosure on page 11 related to “whole loan CMO holdings.”  Please address the following:

a.              We note the disclosure on page 80 of your Form 10-K that other securities include residential MBS debt securities, corporate debt securities and marketable equity securities at December 31, 2008.  We did not notice a similar disclosure in your September 30, 2009 Form 10-Q.  Please tell us and revise future filings to disclose specifically what types of securities are included in “other” for both your available-for-sale and held-to-maturity securities.  Further, please consider disaggregating this line item to more appropriately reflect the various type(s) of securities included.  At a minimum, please separately present information related to any marketable equity securities you hold for each period presented.

b.              On page 23, you disclose that “In an effort to increase yields, without accepting unreasonable risk, a significant portion of the investment portfolio is in high quality mortgage-backed securities (MBS) and collateralized mortgage obligations (CMOs).”  Your disclosure on page 11 related to CMO holdings appears to indicate that you have a significant unrealized loss related to these securities as of September 30, 2009.  Please tell us and revise your investment footnote in future filings to more clearly describe the types of CMO securities you hold.  Please indicate in both your tabular and narrative investment disclosures those CMO securities that are backed by U.S. Government agencies and those that are backed by other non-government issuers.

c.               Please tell us and revise future filings to disclose the number of CMO holdings which have been in an unrealized loss position for 12 months or more as of September 30, 2009, differentiating between those classified as available-for-sale and those classified as held-to-maturity, and those issued by the U.S. Government and those issued by other non-government entities.

d.              Please provide us with a detailed list of each of your CMO holdings included in “c” above which were issued by non-government agencies, including for each security the name of the issuer, the tranche and credit rating.

Response:

The Company will revise its future filings to include the disclosure and disaggregation of investment securities in the table below:

		Gross	Gross
September 30, 2009	Amortized	Unrealized	Unrealized	Market
Investment Type - Available-for-Sale	Cost	Gains	Losses	Value
U.S. Government agencies	$863	$21	$—	$884
Obligations of states and political subdivisions	69,482	5,600	(377)	74,705
U.S. Government agencies collateralized by mortgage obligations	49,458	1,318	(54)	50,722
Other collateralized mortgage obligations	35,979	996	(5,919)	31,056
Corporate debt securities	1,227	86	—	1,313
Other securities	7,645	70	—	7,715
	$164,654	$8,091	$(6,350)	$166,395

		Gross	Gross
September 30, 2009	Amortized	Unrealized	Unrealized	Market
Investment Type - Held to Maturity	Cost	Gains	Losses	Value
Other collateralized mortgage obligations	$3,430	$10	$(430)	$3,010

At September 30, 2009, the Company’s other securities consist primarily of equity investments in a CRA qualified mutual fund that invests in government agency issued mortgage backed securities and collateralized mortgage obligations.

The Company will also revise its future filings to include the disclosure and disaggregation of investment securities in the table below:

	Less than 12 Months		12 Months or More			Total
September 30, 2009	Fair	Unrealized	# of	Fair	Unrealized	Fair	Unrealized
Available-for-Sale Securities	Value	Losses	Bonds	Value	Losses	Value	Losses
U.S. Government agencies	$—	$—		$—	$—	$—	$—
Obligations of states and political subdivisions	6,824	(157)	5	2,706	(220)	9,530	(377)
U.S. Government agencies collateralized by mortgage obligations	7,918	(54)		—	—	7,918	(54)
Other collateralized mortgage obligations	7,087	(1,116)	9	17,606	(4,803)	24,693	(5,919)
	$21,829	$(1,327)	14	$20,312	$(5,023)	$42,141	$(6,350)

Held-to-Maturity Securities
Other collateralized mortgage obligations	$—	$—	1	$3,000	$(430)	$3,000	$(430)

The following table contains a detailed listing of our non-government agency issued CMO holdings which have been in an unrealized loss position for greater than 12 months as of September 30, 2009:

Redacted.  We are making a simultaneous request for confidential treatment and provide the requested information separately. Confidential treatment was requested under Rule 83 for the redacted portions and a clean, un-redacted version was submitted to the SEC’s Division of Corporation Finance.

*  *  *  *  *  *  *  *  *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (559) 323-3420 (telephone) or dave.kinross@cvcb.com (email) with any questions or comments regarding this letter.

Respectfully submitted,

Central Valley Community Bancorp

By:	/s/ David A. Kinross
Senior Vice President and Chief Financial Officer